SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 001-36458

Neovasc Inc.
(Translation of registrant’s name into English)

Suite 2135 — 13700 Mayfield Place
Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]   Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
99.1	Notice of Meeting and Record Date for June 16, 2015

510 Burrard St, 3rd Floor
Date: April 10, 2015	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Neovasc Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 07, 2015
Record Date for Voting (if applicable) :	May 07, 2015
Beneficial Ownership Determination Date :	May 07, 2015
Meeting Date :	June 16, 2015
Meeting Location (if available) :	Suite 2600, 595 Burrard Street, Vancouver,
B.C.
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	64065J106	CA64065J1066

Sincerely,

Computershare
Agent for Neovasc Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date:	April 13, 2015	By:	/S/ CHRIS CLARK
			Name:	Chris Clark
			Title:	Chief Financial Officer